Graphene & Solar Technologies Limited
433 Camden Drive, Suite 600
Beverly Hills CA 90210


  October 31, 2019

Securities and Exchange Commission
Division of Corporation Finance, Office of Beverages, Apparel and Mining 100 F Street NE,
Washington, DC 20249

  Attention:John Coleman

  Re:       Graphene & Solar Technologies Limited (the "Company")
            Form 10-K for the fiscal year ended September 30, 2018 Filed January 23, 2019
            File No. 333-174194 ("Form 10-K")

Ladies and Gentlemen:

       By letter dated September 18, 2019, the staff (the "Staff") of the Division of Corporation Finance provided the Company with certain comments on the Company's Form 10-K.

         This letter sets forth the Company's response to the Staff's comments. The numbered comments and headings set forth below correspond to the numbered comments and headings in the Staff's letter of dated September 18, 2019.

Item 2. Properties, page 4

1. Please disclose the information regarding your land and mineral rights for each of your material properties pursuant to paragraph (b)(2) of Industry Guide 7. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property include the following information:

   The nature of your ownership or interest in the property.

COMPANY'S RESPONSE:

The Company's wholly owned subsidiary, Solar Quartz Technologies Limited
(SQTL), has a total of 5 leases
registered with the Queensland Department of Natural Resources, Mines and Energy (DNRME), the governing authority under state and federal legislation in Australia. Reference is made to the attached five (5) DNRME public search reports dated Oct 25, 2019. Leases are identified as ML30235, 30236, 30237 (known collectively as Quartz
Hill) and ML 30238 and 30239 (known collectively as White Springs).




Securities and Exchange Commission
October 31, 2019
Page 2

   A description of all interests in your properties, including the terms of all underlying agreements and royalties.

COMPANY'S RESPONSE:
 In Australia all mineral resources for the entire continent that lie at least 10 centimeters below the land surface are owned by the Australian Federal government (AFG). The AFG authorizes each individual state government to manage the business of the mineral resources in its particular state regardless of who owns the land over which the resources lie beneath. The Queensland Government manages these resources on behalf of the state of Queensland. Terms of these leases are subject to the Queensland State Government Resources Acts including the Mineral Resources Act
1989 (and amendments) ("MRA"). Mining and exploration rights are issued and managed by the DNRME

The DNRME public search reports show all leases are held solely by SQTL.

Environmental and land compensation agreements are in place for all leases. Land compensation fees become payable once leases become operational. Annual total compensation fees for all leases are AU$27,400 per annum, with annual inflation indexed for the duration of the mining lease.

The lease arrangements are automatically required to be renegotiated (RTN) as result of the leaseholder being an affiliate of a public company. This RTN is progressing accordingly. However, royalties are yet to be concluded under the RTN process.

   An outline of the process by which mineral rights are acquired at the location including details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

COMPANY'S RESPONSE:

The DNRME public reports confirm the lease area applications were originally lodged on November 16, 2012. Lease initial term is 15 years from commencement of grant and operations.

   An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or
   Federal, patented or unpatented, lease or concession.

COMPANY'S RESPONSE:

Rights to mine pursuant to the leases has been completed. As registered in the DNRME public search reports, the
Purposes are: Processing plant, Tailings / settling dam, Water supply, Workshop / machinery / storage; and the Minerals are: Quartz / Quartzite / Silica/ Silica / Silicon /Rock Crystal.




Securities and Exchange Commission
October 31, 2019
Page 3

   Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing.

COMPANY'S RESPONSE:

Reference is made to the identifying details in the attached DNRME Public Search reports.

   The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

COMPANY'S RESPONSE:
 The Company is required to meet all the obligations under the lease conditions; once operational, the following requirements would apply:

    - statutory reporting (quarterly and/or annually) e.g. production, royalty and environmental reporting

    - annual lease fees (currently AU$63.70 per hectare per annum x Total area of leases being 233.38 hectares) =
      AU$14,229.31 per annum

    - government royalty fees of AU$0.90 per tonne minerals (quartz) sold/extracted

    - annual Department of Environment and Heritage Protection (DEHP) fees approx. AU$800 per annum

    - initial security deposit   yet to be adjudicated by DEHP/DNRME

   The area of your claims, either in hectares or in acres.

COMPANY'S RESPONSE:

233.38 hectares total across the 5 lease areas.

2. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property include the following information:

   The location and means of access to your property, including the modes of transportation utilized to and from the property.




Securities and Exchange Commission
October 31, 2019
Page 4

COMPANY'S RESPONSE:

The mining leases are all adjacent to existing state or local government roads. All access is therefore available by road and private road within lease areas. Such access is the requirement of DNRME and is likewise documented within the registered leases where access points and routes must be approved and recorded as condition of the leases.

   A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

COMPANY'S RESPONSE:

Reference is made to the independent geological Asset and JORC reports for White Springs and Quartz Hill leases respectively which is concurrently being furnished by a supplemental filing.

   A description of any work completed on the property and its present condition.

COMPANY'S RESPONSE:
 Exploration and geological surveying and mineral quartz sampling has been undertaken per attached independent geological Asset and JORC reports for White Springs and Quartz Hill leases respectively. Further drilling programs may be undertaken to optimize the quarrying program as main quartz lodes are mined and/or for updating JORC reports.

   The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

COMPANY'S RESPONSE:

Not applicable at this stage. Contract miners will be engaged and be responsible for all site preparation and majority of equipment under a subcontract services agreement. It should be noted that the Company will not engage in recovery of the minerals from the site in its own right. The majority of substantial mining companies within Australia use
Contract Miners for mineral recovery. The Company will contract with a mining firm, in this case the Company plans to use NORDEV, a local Townsville company with respect to which management has experience, to conduct all mining and mineral recovery for the Company. Utilising the services of a Contract Miner is much more cost-effective and financially sound. Contract Mining firms all have their own equipment staff and resources required to extract minerals and normally charge a fee price on a per tonne basis to the deposit owner. Management expects that there will be a fee of $110 per tonne, which fee will include the cost of mining, crashing, sorting, sizing to 25 mil to 75 mil, bulka bags, shipping the bags to the Port of Townsville, and loading them onto the ships, on behalf of the Company.

   A description of equipment, infrastructure, and other facilities.




Securities and Exchange Commission
October 31, 2019
Page 5

COMPANY'S RESPONSE:

Not applicable at this stage.

   The current state of exploration of the property.

COMPANY'S RESPONSE:

Completed.

   The total costs incurred to date and all planned future costs.

COMPANY'S RESPONSE:

Only US$30,000 has been capitalized in respect of these mining leases on the audited consolidated financial accounts of the Company.

   The source of power and water that can be utilized at the property.

COMPANY'S RESPONSE:

All mining operations will be powered from on-site generation (diesel generators/renewables) Most plant and equipment will be mobile, powered from the vehicles own diesel motors. Water will be sourced from bores on the lease areas.
    If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

COMPANY'S RESPONSE:

Not applicable. The program is not exploratory.




Securities and Exchange Commission
October 31, 2019
Page 6

3. Please expand your disclosure concerning the exploration plans for the properties as required by paragraph
(b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

   Disclose a brief geological justification for each of the exploration projects written in nontechnical language.

   Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

   If there is a phased program planned, briefly outline all phases.

   If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

   Disclose how the exploration program will be funded.

COMPANY'S RESPONSE:

There are no further exploration plans beyond work already completed and reported in the geological reports filed supplementary.

4. We note your disclosure regarding 15 million tons of 99% pure high purity quartz. Please note that only proven and probable reserves based on a final feasibility study may be disclosed in filings with the United States
Securities and Exchange Commission pursuant to the Instructions to Paragraph
(b)(5) of Industry Guide 7.
Please forward to our engineer as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

   Property and geologic maps.

   Description of your sampling and assaying procedures.

   Drill-hole maps showing drill intercepts.

   Representative geologic cross-sections and drill logs.

   Description and examples of your cut-off calculation procedures. Cutoff grades used for each category of your reserves.
     Securities and Exchange Commission
    October 31, 2019
    Page 7

        Justifications for the drill hole spacing used to classify and segregate proven and probable reserves.

        A detailed description of your procedures for estimating reserves.

        Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans including the cash flow analyses.

        Copies of any pertinent marketing studies.

        A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

    COMPANY'S RESPONSE:

            Please refer to geological reports which are being provided by a supplementary filing. Also filed is:

          a) a confidential project feasibility report covering the leases, mining plan of operations and the post processing of raw high purity quartz materials for the various ranges of high purity quartz (HPQ) products and high purity quartz sands products.

          b) an independently prepared overview of the GSTX/GAET Project
Proposal.

        Except for the five DNRME public search reports which are filed with this letter via EDGAR, the other documents are included in a supplemental response sent via Federal Express.

         If you desire to receive additional information, pleaes advise our counsel, David Ficksman of TrouGould PC, at
    (310)789-1290.

                                                                       Very
truly yours,

                                                                       Roger
May

Executive Chairman

    cc:       David                   Ficksman,                    Esq.
              Nils Ollquist




    Copyrighted Material Omitted